

Andrew "Drew" Tulchin serves as CFO & Treasurer of Meow Wolf, a B Corp start-up based in Santa Fe, NM that creates immersive arts experiences to 'wow'. He was instrumental in raising $17 million in equity in 2017 and spearheaded the fastest equity crowdfunding on WeFunder in their history to date. He has contributed significantly to the company's extraordinary growth to 300 employees since opening in March, 2016 and its expansion plans for Las Vegas and Denver.

Previous to joining Meow Wolf, he worked as Managing Partner and Principal Consultant of Upspring Associates. His professional experience spanned the for-profit, non-profit, public & philanthropic sectors. He helped launch more than 15 start-ups under a range of legal structures. His work has generated more than $100 million for triple bottom line efforts, from across New Mexico, the U.S., to Native American nations, and more than 40 countries. He is a MBA graduate from the University of Washington in Seattle with a BA from Washington University in St. Louis.